Lyons Bancorp, Inc.

35 William Street

Lyons, New York 14489

(315) 781-5007

August 4, 2021

Eric Envol

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Lyons Bancorp, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed: August 4, 2021
File No.: 024-11576

Acceleration Request

Requested Date:	August 6, 2021
Requested Time:	5:00 PM Eastern Time

Dear Mr. Envol:

Lyons Bancorp, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such qualification by telephone call to Gregory W. Gribben, Esq., at (585) 987-2875 or email to him at: ggribben@woodsoviatt.com.

Sincerely,

Lyons Bancorp, Inc.

By:	/s/ Robert A. Schick
Name:	Robert A. Schick
Title:	President, Chairman of the Board